Appendix E: Supporting Documents

Please note that all of the information hosted on the WeVidIt App may be found in Appendix A: Business Description & Plan. Refer to Appendix A in the Form for a description of the material content of such information of the project. Further such disclosures on risks can be found within “Risk Factors” in this Form, as well as in the text of the Offering Agreement found in Appendix B. A video associated with the Offering is publicly available on https://app.wevidit.com/. A transcript of the video is below:

Video Transcript:

Reporter 0:06

The defendants being congratulated as the verdict, not guilty rank to the packed courtroom over and over again the former LAPD officer Rodney King beating case filed not guilty on all counts except one. That announcements set off a firestorm of uncontrolled riots and violent angry demonstrators went on a rampage taking control of the streets

Father 0:28

The world can be shit sometimes, Ryan. You've heard my story plenty of times just move forward but I don't think that prepared me for this...

and for that, I'm sorry.

Reporter 1:06

This is where it all started. And you heard Mark Ridley Thomas suggest that if the LAPD had come in and dealt with this in a big hurry, maybe all of this would have been avoided and of course the other side of that is...

Dr. Martin Luther King 1:18

For over 400 years, our people have suffered.

Reporter 2 1:18

... they're gonna point to this video tape. And remember, the name Rodney King.

END TRANSCRIPT.

In addition to the information expressly required to be included in this Form , please find included:

1. 92East, LLC Operating Agreement,
2. Articles of Incorporation_92East, LLC